Sirtris Pharmaceuticals, Inc.
790 Memorial Drive
Cambridge, MA 02139

May 18, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler and John Krug
Re:	Sirtris Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-140979)

Dear Mr. Riedler and Mr. Krug:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sirtris Pharmaceuticals, Inc. (the "Company") hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 2:00 p.m. Eastern Time on Tuesday, May 22, 2007 or as soon as possible thereafter.

        In addition, the Company also requests that the effective date of the Company's Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the "Commission") on May 14, 2007, be accelerated concurrently with that of the Company's Registration Statement on Form S-1.

        The Company hereby acknowledges

  (i)
  its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

  (ii)
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

  (iii)
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  (iv)
  the Company may not assert staff comments and the declaration of effectiveness as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Jennifer Santos or Marc Rubenstein of Ropes & Gray LLP, special counsel to the Company, at (617) 951-7190 or (617) 951-7826, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours,

SIRTRIS PHARMACEUTICALS, INC.

By:	/s/ CHRISTOPH WESTPHAL Name: Christoph Westphal Title: President and Chief Executive Officer